UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Pine Grove Alternative Institutional Fund
(Name of Subject Company (Issuer))

Pine Grove Alternative Institutional Fund
(Name of Filing Person(s) (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Stadtmauer
c/o FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
(212) 649-6600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
William J. Bielefeld, Esq.
DECHERT LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

CALCULATION OF FILING FEE

Transaction Valuation: $9.410,669 (a)	Amount of Filing Fee: $1,212.09 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:

Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement (“Statement”) on Schedule TO filed with the Securities and Exchange Commission on May 22, 2015 (the “Statement Filing Date”) by Pine Grove Alternative Institutional Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 10% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase (“Offer”) and the related Letter of Transmittal. Copies of the Offer and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern Time, on June 22, 2015 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern Time, on August 31, 2015 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $11,326,592.87 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2015 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 30, 2015 to the tendering Shareholders a total of $11,326,592.87 representing more than 95% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

By: /s/Matthew Stadtmauer
Name: Matthew Stadtmauer
Title: President, Chief Executive Officer and Trustee

Dated: November 19, 2015